Stoecklein Law Group, LLP

Practice Limited to Federal Securities

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July 13, 2015

Maryse Mills-Apenteng
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Nuvola, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 19, 2015
File No. 333-199794

Dear Maryse Mills-Apenteng,

This correspondence is in response to your letter dated June 15, 2015 in reference to our filing of the Amendment No. 2 to Registration Statement on Form S-1 filed on May 19, 2015 on behalf of Nuvola, Inc. (the “Company”), your file number 333-199794.

We have keyed our responses to your comment items in their original numeric order.

General

1. Please revise your registration statement to remove or revise references that imply that the spin-off has not yet been effected. For example, revise the following statements or sections:

•	your statement that the “prospectus is being furnished . . . in connection with the spin-off of Nuvola, Inc.” on page 3;

•	the section titled “The Spin-Off” on pages 8 – 11; and

•	your statement that you “expect to enter into an agreement with respect to the sublease of office space following the spin-off” on page 46.

Note that we are continuing to consider the Securities Act implications of the unregistered spin-off and we may have additional comments.

Response:  The Company has revised all references that imply that the spin-off has not yet been effected.

Nuvola, Inc.
July 13, 2015
Page

2. We note that you are a shell company, that you are registering the offer and resale of all of the shares of your outstanding common stock, and that the selling shareholders are considered underwriters. Given this, and because you are not eligible to conduct an at-the-market offering on a primary basis pursuant to Rule 415(a)(4) of Regulation C, the offering by the underwriters must be conducted at a fixed price for the duration of the offering. Accordingly, please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and revise throughout the prospectus, including the Plan of Distribution, to remove any indications that the selling shareholders have the ability to sell their shares at market prices. We may have additional comments.

Response:  No revisions were made pursuant to this comment because the Company believes their disclosure already states that the selling stockholders must offer and sell their shares for a fixed price for the duration of the offering. Throughout the prospectus the Company’s disclosures states that the selling stockholders will sell at a stated fixed price until the securities are quoted on the OTCQB, of which they cannot provide any assurance.

Prospectus Cover Page, page 3

3. Given that the transaction being registered is the resale of all of Nuvola’s outstanding shares that are now held by Nuvola shareholders, please revise your initial paragraph so that it is not addressed to the stockholders of Bollente Companies, Inc.

Response:  The Company has revised the initial paragraph so that it is not addressed to the stockholders of Bollente Companies, Inc.

4. Revise the initial paragraph to clarify that this resale registration statement constitutes the initial public offering of Nuvola’s common stock. In addition, where you refer to the number of shares for resale, please disclose that you are registering all of your outstanding common stock and delete the statement that you are not registering any additional shares of common stock.

Response:  The Company has revised the initial paragraph as follows:

This is an initial public offering of Nuvola, Inc.’s common stock. We have prepared this prospectus to allow our stockholders to sell up to 776,453 shares of our common stock. We are registering all of our issued and outstanding shares of common stock. This prospectus relates to the disposition by the selling stockholders listed on page 15, or their transferees, of up to 776,453 shares of our common stock already issued and outstanding. The offering price per share registered is $0.001, for maximum offering of $776.45. Nuvola, Inc will receive no proceeds from the sale of already outstanding shares of our common stock by the selling stockholders.

Nuvola, Inc.
July 13, 2015
Page

5. Please revise to briefly explain that the selling shareholders acquired their shares in an unregistered spin-off. Provide a cross-reference to a more detailed discussion of the potential issues arising from the failure to register the spin-off and to any related risk factor disclosure.

Response:  The Company has revised this section as follows:

Bollente Companies, Inc. (“BOLC”) deteremined to spin-off Nuvola, Inc. through a divided distribution (the “Spin-Off Distribution”) to BOLC’s stockholders of shares of 776,453 shares of Nuvola’s common stock (the”Spin-Off Shares”). The Spin-Off Distribution was completed on November 24, 2014 (the “Distribution Date”) to stockholders of BOLC common stock on the record date of October 20, 2014 (the “Record Date”). We filed a registration statement with the Securities and Exchange Commission (the “SEC” or “Commission”) related to the Spin-Off Distribution. The Spin-Off Shares were distributed to BOLC stockholders prior to the effective date of the registration statement. The Spin-Off Distribution did not comply with the federal securities laws. As a result we may have potential liability (see “Risk Factors”). This prospectus provides for registration of the Nuvola shares for resale by the holders of the 776,453 Nuvola shares issued in the Spin-Off Distribution.

6. Please revise to limit the outside prospectus cover page to a single page. See Item 501(b) of Regulation S-K.

Response:  The Company has revised to limit the outside prospectus cover page to a single page.

Prospectus Summary, page 6

7. As previously requested, please revise your business description so that it accurately reflects the current status of your development. Specifically, prominently disclose that you do not presently have any independent customers and identify your sole customer, Bollente, as a related party. Also state that your operations have been limited to start up and developmental activities and that you have not yet begun providing cloud based services to any independent customers.

Response:  The Company revised this section to enhance the disclosure, although, the Company believes the prospectus summary accurately reflected the current status of its development and already disclosed that they do not have any independent customers and identified Bollente as its sole customer and related party. This section also already disclosed that its operations have been limited to start up and developmental activities and that they have not yet begun providing cloud based services to any independent customers.

Nuvola, Inc.
July 13, 2015
Page

8. Please reconcile the statement on page 7 that you issued $200,000 of 8% convertible notes in June 2014 with your statements on pages 44 and 79 that you issued $150,000 and $75,000 of 8% convertible notes in June 2014 and August 2014, respectively.

Response:  The Company revised this section as follows:

In June of 2014, we issued $150,000 aggregate principal amount of 8% convertible notes to accredited investors only. In August of 2014, we issued an additional $75,000 aggregate principal amount of 8% convertible notes to accredited investors only. The convertible notes bear interest of 8% per annum with principal and interest due and payable on June 1, 2015 (“Maturity Date”). The convertible notes are convertible at the option of the holder into common stock at a conversion price of $0.50 per share at any time prior to the Maturity Date.

9. We note your disclosure on page 7 regarding your auditor’s report dated May 18, 2015 on your financial statements from Inception (November 21, 2013) to December 31, 2014. Since you now include two separate auditor reports on pages 66 and 67 on your financial statements for the year ended December 31, 2014, and from Inception (November 21, 2013) to December 31, 2013, respectively, please reword the disclosure accordingly. Also, please ensure your revised disclosure makes proper reference to the respective report dates of May 15, 2015 and April 30, 2014.

Response:  The Company revised this section as follows:

Our auditor's report dated May 15, 2015, on our financial statements for the year ended December 31, 2014 and our auditor’s report dated April 30, 2014, on our financial statements from Inception (November 21, 2013) to December 31, 2013, included a going concern qualification which stated that there was substantial doubt as to our ability to continue as a going concern. We continue to be undercapitalized because of our continued losses from operations.

The Spin-Off, page 8

10. As previously indicated, it does not appear that you met the condition set forth in Staff Legal Bulletin No. 4 regarding a valid business purpose for the spin-off. We note, however, that the reasons you have listed for the spin-off inappropriately suggest there was a valid business purpose. It appears you should remove or significantly revise this disclosure on page 8-10, which, as presently drafted, does not apply to your facts and circumstances.

Response:  The Company revised its disclosure to remove this section.

Nuvola, Inc.
July 13, 2015
Page

Risk Factors, 13

11. Please include a risk factor addressing risks relating to the fact that you are registering all of your issued and outstanding common stock. Such risk factor disclosure should include, for example, the risk that the offering may result in a change of control and that, should a change in control result, you do not know who the new owners would be or what impact such a change would have on the company, and that the effect the resale of all of your shares might have on the market is unknown.

Response:  The Company added the following risk factor:

We are registering all of our issued and outstanding shares of common stock in this offering, which if the ownership of our common stock becomes highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in a change of control.

The significant concentration of stock ownership, if it should occur, may adversely affect the Company and may result in a change of control. If a change in control occurs we do not know who the new owners would be or what impact such a change would have on the Company. In addition, the effect the resale of all of the shares might have on the market is unknown.

Risk Related to the Spin-Off Distribution

We may have potential liability because the spin-off transaction…, page 13

12. Please disclose here that you have included a contingent liability footnote to your financial statements. Consistent with that disclosure, include a clear statement that you are unable to determine the amount of the contingent liability at this time and that you are uncertain of the impact to Nuvola and its financial statements and disclosures.

Response:  The Company has revised the risk factor as follows:

We may have potential liability because the spin-off transaction was not registered under the Securities Act.

The spin-off distribution completed on November 24, 2014 may not have complied with the Securities Act of 1933 because the securities transaction was not registered under federal securities laws and we did not seek to qualify these securities for exemption from registration. In addition, such securities transactions were not qualified under state securities laws, and we did not take affirmative steps to ensure the availability of any applicable exemptions from qualification under these state securities laws. As a result the holders of the spin-off shares may have a right to rescind the issuance of the spin-off shares that were not registered or exempt from the registration requirements under the Securities Act of 1933. Consequently, we may be liable under the Securities Act of 1933 for the purchase price of the spin-off shares that are subject to rescission.

Nuvola, Inc.
July 13, 2015
Page

As a result of distributing the Spin-Off Shares prior to the effective date of the registration statement we have included a contingent liability footnote to our financial statements. At this time, we are unable to determine the amount of the contingent liability and we are uncertain on the impact to the Company and our financial statements and disclosures.

We will need additional capital to finance our operations…, page 13

13. We note your statement that current cash on hand and other sources of liquidity will not be sufficient to fund your operations through fiscal 2014. Please update this risk factor.

Response:  The Company updated the risk factor.

Selling Stockholders, page 24

14. Please identify the natural person or persons who exercise sole or shared voting or investment power over each legal entity listed in the selling stockholder table. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:  The Company revised the selling stockholder table to add footnotes identifying the natural person or persons who exercise sole or shared voting or investment power over each legal entity listed.

15. Please reconcile the number of selling stockholders and shares listed in the selling stockholder table with your statement on page 52 that you have 250 shareholders of record and 776,453 shares of common stock outstanding. In this regard, it appears the table identifies 207 selling stockholders and covers 776,453 shares.

Response:  The Company corrected the total number of shareholders to 207.

Changes In And Disagreements With Accountants On Accounting and Financial Disclosure, page 56

16. Please file an Exhibit 16 letter from your former accountant, indicating whether or not they agree with the statements made in your disclosures regarding the former accountant. Refer to Item 304(a)(3) and Item 601 of Regulation S-K.

Response:  The Company has filed an Exhibit 16 letter from their former accountant, indicating whether or not they agree with the statements made in the Company’s disclosures regarding the former accountant.

Signatures, page 83

17. Please note that a majority of the board of directors must sign the registration statement. In this regard, please ensure Mr. Orr signs the registration statement. See Signatures to Form S-1.

Response:  The Company ensured Mr. Orr signed the registration statement.

Nuvola, Inc.
July 13, 2015
Page

In connection with the response to your comments, Nuvola, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP